As filed with the Securities and Exchange Commission on July 16, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ELECTROGLAS, INC.

(Name of Subject Company (Issuer))

ELECTROGLAS, INC.

(Name of Filing Persons (Offeror))

Certain Options Under the Electroglas, Inc. 1993 Long-Term Incentive Plan,

the Electroglas, Inc. 1997 Stock Incentive Plan and

the Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

(Title of Classes of Securities)

285324109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thomas E. Brunton

Chief Financial Officer

Electroglas, Inc.

6024 Silver Creek Valley Road

San Jose, California 95138

(408) 528-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Electroglas, Inc. 6024 Silver Creek Valley Road San Jose, California 95138 (408) 528-3000 Attn: Thomas E. Brunton	MORRISON & FOERSTER LLP 755 Page Mill Road Palo Alto, California 94304 (650) 813-5600 Attn: Justin Bastian

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$8,990,087.30	$728.00

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,178,317 shares of common stock of Electroglas, Inc. having an aggregate value of $8,990,087.30 as of June 30, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, equals $80.90 per $1,000,000 of the value of the transaction.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1. Summary Term Sheet.

The information set forth under “Summary of Terms” in the Offer to Exchange, dated July 16, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Electroglas, Inc., a Delaware corporation (the “Company”). The address of its principal executive offices is Electroglas, Inc., 6024 Silver Creek Valley Road, San Jose, California 95138, U.S.A., and the telephone number is (408) 528-3000. The information set forth in the Offer to Exchange under Section 9 (“Information About Electroglas, Inc.”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to Eligible Employees, as defined in the Offer to Exchange, to exchange certain options outstanding under the Electroglas, Inc. 1993 Long-Term Incentive Plan (the “1993 Plan”), the Electroglas, Inc. 1997 Stock Incentive Plan (the “1997 Plan”) and the Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan (the “2001 Plan”), to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), having an exercise price per share of $5.00 or more, with certain exceptions (the “Current Options”), for new options (the “Replacement Options”) to purchase shares of Common Stock to be granted under the 2001 Plan upon the terms and subject to the conditions described in the Offer to Exchange, attached hereto as Exhibit (a)(1). The information set forth in the Offer to Exchange under Section 2 (“Number of Options; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Electroglas, Inc. is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The name and address of each executive officer, director and controlling person of Electroglas, Inc. is set forth in Schedule B of the Offer to Exchange, which is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under “Summary of Terms,” Section 1 (“Eligible Employees”), Section 2 (“Number of Options; Expiration Date”), Section 4 (“Procedures for Participating in the Offer”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax

Consequences”), Section 19 (“Extension of Offer; Termination; Amendment”), and Schedule A (“Conditions of this Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 3 (“Purpose of this Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 20 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Schedule A (“Conditions of this Offer”) is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10. Financial Statements.

The information set forth in the Offer to Exchange under Section 9 (“Information About Electroglas, Inc.”) and Section 21 (“Additional Information”), and on pages 29 through 56 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and pages 3 through 14 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 is incorporated herein by reference.

Item 11. Additional Information.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 21 (“Additional Information”) is incorporated herein by reference.

Item 12. Exhibits.

(a)	(1)	Offer to Exchange, dated July 16, 2003

	(2)	Form of Letter of Transmittal

	(3)	Form of Email to Eligible Option Holders

	(4)	Form of Letter of Withdrawal

	(5)	Form of Email Accompanying Distribution of the Offer

	(6)	Form of Confirmation of Receipt of Letter of Transmittal

	(7)	Form of Reminder of Approaching Expiration of Option Period

	(8)	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program

	(9)	Question and Answer Document for Employees of Electroglas, Inc.

	(10)	Electroglas, Inc. Definitive Proxy Statement for its Annual Meeting of Stockholders held May 20, 2003, filed with the Securities and Exchange Commission on April 16, 2003 and incorporated herein by reference

	(11)	Electroglas, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 28, 2003 and incorporated herein by reference (Commission File No. 000-21626)

	(12)	Electroglas, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 12, 2003 and incorporated herein by reference (Commission File No. 000-21626)

(b)	Not applicable.

(d)	(1)	Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

	(2)	Amendment to Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

	(3)	Form of Option Agreement Pursuant to the Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ELECTROGLAS, INC.

By:	/s/ Thomas E. Brunton
Chief Financial Officer

Date: July 16, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Exchange, dated July 16, 2003

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Email to Eligible Option Holders

(a)(4)	Form of Letter of Withdrawal

(a)(5)	Form of Email Accompanying Distribution of the Offer

(a)(6)	Form of Confirmation of Receipt of Letter of Transmittal

(a)(7)	Form of Reminder of Approaching Expiration of Option Period

(a)(8)	Form of Email to Tendering Option Holders Reporting Results of Option Exchange Program

(a)(9)	Question and Answer Document for Employees of Electroglas, Inc.

(a)(10)	Electroglas, Inc. Definitive Proxy Statement for its Annual Meeting of Stockholders to be held May 20, 2003, filed with the Securities and Exchange Commission on April 16, 2003 and incorporated herein by reference

(a)(11)	Electroglas, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 28, 2003 and incorporated herein by reference (Commission File No. 000-21626)

(a)(12)	Electroglas, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 12, 2003 and incorporated herein by reference (Commission File No. 000-21626)

(d)(1)	Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

(d)(2)	Amendment to Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan

(d)(3)	Form of Option Agreement Pursuant to the Electroglas, Inc. 2001 Non-Officer Employee Stock Incentive Plan